UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2015

Commission File Number 001-36671

Atento S.A.

(Translation of Registrant’s name into English)

4 rue Lou Hemmer, L-1748 Luxembourg Findel

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:  ☒            Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:  ☐             No:  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:  ☐             No:  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

PRESS RELEASE

Atento Sets Date for Fiscal 2015 Third Quarter Earnings

Announces Upcoming Investor Events

NEW YORK, NY, October 5, 2015 – Atento S.A. (NYSE: ATTO), a leading provider of customer relationship management and business process outsourcing services worldwide, today announced it has set the date for the release of its Fiscal 2015 Third Quarter earnings and the company also announced upcoming investor events.

Fiscal 2015 Third Quarter Earnings

The Company will report its third quarter 2015 financial results before the market opens on Monday, November 9, 2015 and will follow with a conference call and webcast on the same day at 8:00 a.m. Eastern Time to discuss results.

The conference call can be accessed by dialing (877) 407-3982 toll free domestic, UK: (+44) 0 800 756 3429 toll free, Brazil: (+55) 0 800 891 6221 toll free, or Spain: (+34) 900 834 236 toll free. All other international callers can access the conference call by dialing (201) 493-6780 toll free. No passcode is required. Individuals who dial in will be asked to identify themselves and their affiliations. The conference call will also be webcasted through a link on Atento’s Investor Relations website at investors.atento.com. A web-based archive of the conference call will also be available at the above website.

Upcoming Investor Events

•

Mauricio Montilha, Chief Financial Officer, will participate in a non-deal roadshow hosted by Itaú BBA in São Paulo, Brazil, on October 6, 2015. An updated investor presentation will be posted on Atento’s Investor Relations website at investors.atento.com by 4 p.m. on October 5, 2015.

•	Mauricio Montilha, Chief Financial Officer, will participate in a non-deal roadshow hosted by Santander in Rio de Janeiro, Brazil, on October 8, 2015, and Santiago, Chile, on October 9, 2015.

•

Alejandro Reynal, Chief Executive Officer, and Mauricio Montilha, Chief Financial Officer, will participate in Morgan Stanley’s Latin America Mid-Cap Europe Tour in Paris, France, Edinburgh, Scotland, and London, U.K. from November 10-13, 2015.

•	Mauricio Montilha, Chief Financial Officer, will participate in Santander’s Latin America Conference in London on November 16, 2015.

•	Alejandro Reynal, Chief Executive Officer, and Mauricio Montilha, Chief Financial Officer, will participate in Bradesco’s annual CEO Forum in New York on November 19-20.

PRESS RELEASE

About Atento

Atento is the largest provider of customer relationship management and business process outsourcing (CRM BPO) services in Latin America and among the top three providers globally, based on revenues. Atento is also a leading provider for U.S.-based companies nearshoring CRM/BPO services to Latin America. Since 1999, the Company has developed its business model in 14 countries where it employs over 160,000 people. Atento has over 400 clients to whom it offers a wide range of CRM BPO services across multiple channels. Atento’s clients are mostly leading multinational corporations in sectors such as telecommunications, banking and financial services, media and technology, health, retail and public administrations, among others. Atento’s shares trade under the symbol ATTO on the New York Stock Exchange (NYSE). For more information visit www.atento.com.

Investor Relations

Lynn Antipas Tyson + 1 914 485 1150

lynn.tyson@atento.com

Media

Maite Cordero + 34 917 40 74 47

media@atento.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATENTO S.A.

Date: October 5, 2015

	By:	/s/ Alejandro Reynal

	Name:	Alejandro Reynal

	Title:	Chief Executive Officer

	By:	/s/ Mauricio Montilha

	Name:	Mauricio Montilha

	Title:	Chief Financial Officer